Mail Stop 3561

      December 19, 2005


Via U.S. Mail

Montgomery F. Moran
President and Chief Operating Officer
Chipotle Mexican Grill, Inc.
1543 Wazee Street, Suite 200
Denver, CO  80202

Re: 	Chipotle Mexican Grill, Inc.
	Amendment no. 1 to Registration Statement on Form S-1
	Filed December 5, 2005
	File No. 333-129221

Dear Mr. Moran,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Page references are to the marked copies you provided.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment 2 and reissue. We note your belief that your style and approach are key elements to your strategy, day-to-day operations and brand identity. We continue to believe, however, that the abundance of marketing language that appears in your prospectus overshadows the type of meaningful disclosure upon which investors will make an investment decision. For example, the subheading "Act Like You Own The Place" that appears on page 2 does not accurately describe the disclosure that follows regarding the location of your front line crew. Additionally, we are unclear about the purpose of the quotation marks that appear around some of your subheadings. Please revise.
2. We note your response to prior comment 4 and reissue in part. We continue to believe your subheadings, "Sometimes It`s the Whisper That`s Heard: Advertising and Marketing" and "Pssst, Over Here" on page 61 seem to suggest that you are not heavily engaged in advertising your products. We note that you believe your advertising expenditures are lower than your competitors; however, in light of your response to prior comment 6, we do not believe low advertising expenditures reflects your lack of reliance on advertising. We note that you believe advertising is important to position your brand and to communicate with potential customers, as well as investors seeking to understand your business. Therefore, in this case, we do not believe "a whisper" accurately reflects your advertising and marketing strategy. Please revise your subheadings and corresponding disclosure or advise.

Registration Statement Cover Page
3. We note your response to prior comment 5. Please list the selling shareholder shares as a separate line item in the fee table.

Explanatory Note
4. We note your response to prior comment 6, and your belief that disclosing advertisements would better enable an investor to understand how the Company positions its brand and how it communicates with potential customers. We, however, believe the artwork that is already included in the prospectus adequately illustrates how you brand your product and how you communicate with customers, and that plain, clear disclosure about your marketing methods and the results of your operations should provide investors with information they should consider in making an investment decision. Please remove the references to attached advertisements throughout the prospectus, including the reference to the ads on your chipotleipo.com website and the text in Annex A.

Prospectus summary, page 1
When a Chain Isn`t a Chain, page 1
5. We note your response to prior comment 8. Please revise to indicate your loss of $7.7 million in parentheses.
6.
We note your response to our prior comment number 11. As previously requested, please revise your earnings per share computations, and all related disclosures in the registration statement to give retroactive effect to the reverse stock-split that you plan to effect prior to completion of your planned public offering.

What We Do, page 49
7. We note your response to prior comments 24 and 25 and your response that some repetition of disclosure is inevitable. We continue to believe, however, that the disclosure repeats the same detailed information within the same section. For example, beginning on page
51, you begin to describe your "Food With Integrity" concept with some detail. Then on page 58, you discuss largely the same information in greater detail. We suggest revising to succinctly summarize your business strengths at the beginning of the "What We Do" section. We believe removing detailed repetition will help an investor better understand your business and its strategy.
8. Furthermore, please relocate your section "The Good, the Bad and the Ugly: Competition" on page 62 to follow "Our Industry" on page
55. We believe that describing your industry along with competition would aid an investor to better understand the "fast-casual" segment and your position in it. Please revise.

Consolidated Balance Sheet, page F-3
9. We note your response to our prior comment 38. As previously requested, please revise your filing to include a pro forma balance sheet alongside your historical balance sheet giving effect to the changes in capitalization that will occur in connection with the offering. Also, revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented giving effect to these changes in capitalization. Your Summary Consolidated Financial Data on page 7 and your Selected Consolidated
Financial Data on page 29 should also be revised to include disclosure of your pro forma earnings per share for the latest fiscal year and subsequent interim period presented. We also note your revised disclosure in Note 1 under the heading "Initial Public Offering and
Unaudited Pro Forma Balance Sheet and Earnings Per Common Share" where you state that the pro forma disclosures will give effect to the issuance of shares of class A common stock. Please note that the pro forma balance sheet and the pro forma earnings per share disclosures requested above should exclude effects of the offering. Also, pro forma earnings per share should be disclosed only for the most recent fiscal year and subsequent interim period presented.
Additionally, as
it relates to your pro forma earnings per share disclosures, please revise to include disclosure similar to Note 10, as required by paragraph 40 of SFAS No. 128.

Note 1. Description of Business and Summary of Significant
Accounting
Policies
Equity -Based Compensation Plan, page F-10
10. We note your response to our prior comment 40. However, we still do not see the disclosure required by paragraph 84(b) of SFAS 123(R).
Please disclose in the table under the section labeled "Equity -
Based
Compensation Plan" on page F-10 the amount of share-based employee compensation cost ,net of related tax effects, included in net income as reported, during 2002, 2003 and 2004, as required by paragraph 84(b) of SFAS 123(R).

Note 6. Stock Based Compensation, page F-15
11. Revise to disclose the total compensation cost associated with unvested stock appreciation rights as of the latest balance sheet date presented, that has not yet been recognized in the Company`s financial statements and the weighted average period over which it is expected to be recognized. Refer to the disclosure requirements outlined in paragraph A240(h) of SFAS No.123R.
12. Please explain why the grant date fair value of the stock appreciation rights on 501,300 shares of $7.45 as disclosed in
Note 6
significantly exceeds the fair value of these rights at September
30,
2005 as disclosed in Note 1 on page F-11 of $2.19 per share.
13. Please revise Note 6 to indicate whether the contemporaneous valuation of the 460,000 shares of common stock with a fair value of
$6.50 per share issued during 2005 was performed by a valuation specialist and indicate whether this party was an affiliate of the Company. See paragraph 179 of the AICPA Audit and Accounting Practice
Aid, Valuation of Privately-Held-Company Equity Securities Issued as
Compensation.
14. We note your response to our prior comment 45. Please discuss in
MD&A the planned accounting treatment that the Company will use for the conversion of its outstanding stock appreciation rights into options to acquire Class A common shares that will occur in connection with the Company`s planned offering.

Other
15. We note your response to our prior comment 48. As requested in our prior comment, please revise the notes to the Company`s financial statements to disclose the terms of the Services Agreement with McDonalds once this agreement has been finalized.


* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine
Bancroft at (202) 551-3313 or me at (202) 551-3765 with any other questions.

      Regards,


      Pamela Long
      Assistant Director


cc:	Janet L. Fisher, Esq.
      Cleary Gottlieb Steen & Hamilton LLP
	via facsimile:  (212) 225-3999
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Montgomery F. Moran
Chipotle Mexican Grill, Inc.
December 19, 2005
Page 1